Exhibit 2.2

Execution Version

Privileged & Confidential

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) dated as of October 29, 2023 is entered into by and between Eargo, Inc., a Delaware corporation (the “Company”) and PSC Echo, LP, a Delaware limited partnership (the “PSC Stockholder”).

WHEREAS, the board of directors of the Company (the “Company Board”) established a special investment committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”), and the Company Special Committee (i) determined that the terms and conditions of the Merger Agreement (as defined below), this Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair and in the best interests of the Company and the Unaffiliated Stockholders and (ii) has recommended that the Company Board: (A) determine that the terms and conditions of the Merger Agreement, this Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair and in the best interests of the Company and the Unaffiliated Stockholders, (B) approve and declare advisable the Merger Agreement, this Agreement and the transactions contemplated thereby, including the Merger (and approve the execution and delivery by the Company of the Merger Agreement and this Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein), (C) resolve to recommend that the stockholders of the Company vote to adopt and approve the Merger Agreement in accordance with the DGCL and (D) direct that the Merger Agreement be submitted to the stockholders of the Company for adoption;

WHEREAS, prior to the execution of this Agreement, the Company Board (acting upon the recommendation of the Company Special Committee) has (i) determined that the terms and conditions of the Merger Agreement, this Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved and declared advisable the Merger Agreement, this Agreement and the transactions contemplated thereby, including the Merger (and approved the execution and delivery by the Company of the Merger Agreement and this Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein), (iii) resolved to recommend that the stockholders of the Company vote to adopt and approve the Merger Agreement in accordance with the DGCL and (iv) directed that the Merger Agreement be submitted to the stockholders of the Company for adoption;

WHEREAS, concurrently with the execution of this Agreement, the Company, PSC Echo Parent LLC, a Delaware limited liability company (“Parent”) and PSC Echo Merger Sub Inc., a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”);

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement;

WHEREAS, as of the date hereof, the PSC Stockholder is the record and beneficial owner of the number of Shares set forth opposite its name on Exhibit A hereto (such Shares, together with any other Shares acquired by the PSC Stockholder or its Affiliates and any additional Shares that the PSC Stockholder and its Affiliates may acquire record and/or beneficial ownership of after the date hereof (including, for the avoidance of doubt, any Shares issued to the PSC Stockholder or its Affiliates upon conversion of vested Company restricted stock units or exercise of Company options prior to the date hereof) being collectively referred to herein as the “PSC Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required the PSC Stockholder to enter into this Agreement, and the PSC Stockholder has agreed and is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.       Agreements of PSC Stockholder.

(a)       Voting. From the date hereof until the Agreement Termination Date (as defined below), at any meeting of the stockholders of the Company however called or any adjournment or postponement thereof, the PSC Stockholder shall vote (or cause to be voted) all PSC Shares i) in favor of the Merger, the Merger Agreement (to the extent required), and the transactions contemplated thereby (the “Supported Matters”), ii) in favor of any other matter necessary to effect the Supported Matters, including the Merger; and iii) against any Alternative Acquisition Agreement and any other action or agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s organizational documents or other action that is intended or would reasonably be expected, or the effect of which could reasonably be expected, to prevent, interfere with, adversely affect or delay the consummation of the Supported Matters, including the Merger.

(b)       Reserved.

(c)       Restriction on Transfer; Proxies; Non-Interference; etc. From the execution of this agreement until the Agreement Termination Date, the PSC Stockholder and its Affiliates shall not directly or indirectly, (i), sell, transfer, give, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any PSC Shares (or any right, title or interest thereto or therein) (excluding, for the avoidance of doubt, the transfer of limited partnership interests in any managed fund Affiliate of the PSC Stockholder), (ii) deposit any PSC Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any PSC Shares, (iii) take any action that would make any representation or warranty of the PSC Stockholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying the PSC Stockholder from performing any of its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(c). Notwithstanding the foregoing (but subject to the following proviso), the PSC Stockholder and its Affiliates may Transfer any or all of the PSC Shares to its Affiliates, including, without limitation, to Parent; provided, that prior to and as a condition to the effectiveness of such Transfer, each Person to whom any of such PSC Shares or any interest in any of such PSC Shares is or may be transferred shall have executed and delivered to the Company a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement and Exhibit A shall be updated accordingly.

(d)       Information for Proxy Statement; Publication. The PSC Stockholder consents to the Company publishing and disclosing in any filing required under applicable Law, including the filings contemplated by the Merger Agreement, the PSC Stockholder’s identity and ownership of Shares and the nature of the PSC Stockholder’s commitments, arrangements and understandings under this Agreement. The PSC Stockholder hereby agrees to permit the Company to publish and disclose in a proxy statement or any other disclosure document required in connection with the Merger Agreement or the transactions contemplated thereby (including, without limitation, a Rule 13e-3 Transaction Statement on Schedule 13E-3) the PSC Stockholder’s identity and beneficial ownership of the PSC Shares and the nature of the PSC Stockholder’s commitments under this Agreement to the extent required by applicable Law, provided that any such disclosure in the proxy statement or any other filing to or submission with the SEC or any other Governmental Authority (including, without limitation, Form 8-K and Schedule 13E-3) shall, in each instance, be subject to the PSC Stockholder’s prior review and comment (and the Company shall consider any such comments in good faith). The PSC Stockholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or the transactions contemplated thereby without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law (which includes, for the avoidance of doubt, any filing by the PSC Stockholder on Schedule 13D and any other filings required pursuant to applicable securities laws), in which case the PSC Stockholder shall provide the Company with a reasonable opportunity to review and comment on any such press release or public statement prior to it being made.

(e)       Waiver of Appraisal Rights. The PSC Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, all appraisal rights under Section 262 of the DGCL (and any other appraisal, dissenters’ or similar rights) related to the transactions contemplated by the Merger Agreement with respect to the PSC Shares to the fullest extent permitted by Law.

2.       Representations and Warranties of Stockholder. The PSC Stockholder hereby represents and warrants to the Company as follows:

(a)       Authority. The PSC Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the PSC Stockholder and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of the PSC Stockholder, enforceable against the PSC Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)       Consents and Approvals; No Violations. Other than filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay the performance by the PSC Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the PSC Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the PSC Stockholder from, any Governmental Authority or any other person or entity, in connection with the execution and delivery of this Agreement by the PSC Stockholder. The execution, delivery and performance of this Agreement by the PSC Stockholder does not, and the consummation by the PSC Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice or the passage of time or both) under any contract, agreement, arrangement or commitment to which the PSC Stockholder is a party or which is binding on it or its assets and will not result in the creation of any Lien on any of the assets or properties of the PSC Stockholder (other than the PSC Shares pursuant to the terms of this Agreement), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or delay the performance by the PSC Stockholder of any of its obligations under this Agreement.

(c)       (i) the PSC Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable, and (ii) the execution and delivery of this Agreement, the performance of the PSC Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement.

(d)       Ownership of PSC Shares. As of the date of this Agreement, the PSC Stockholder owns, beneficially and of record, all of the PSC Shares, free and clear of any proxy, voting restriction, adverse claim or other Lien (other than restrictions under (i) this Agreement, (ii) U.S. federal and state securities laws and (iii) as would not reasonably be expected to prevent or materially delay the performance by the PSC Stockholder of any of its obligations under this Agreement). Without limiting the foregoing, as of the date hereof, except for restrictions in favor of the Company pursuant to this Agreement, the PSC Stockholder, together with its Affiliates, has sole voting power and sole power of disposition with respect to all PSC Shares, with no restrictions on rights of voting or disposition pertaining thereto and no Person other than the PSC Stockholder and its Affiliates has any right to direct or approve the voting or disposition of any PSC Shares. As of the date hereof, none of the

PSC Stockholder or any of its Subsidiaries owns, beneficially or of record, any securities of the Company other than the Shares which constitute PSC Shares.

(e)       Reserved.

(f)       Brokers. Except as set forth in the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company or any of its respective Subsidiaries in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of the PSC Stockholder.

3.       Termination. This Agreement shall terminate, and no party hereunder will have any further obligation to the other parties hereto upon and following such termination, on the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, and (b) the Effective Time (such earliest date being referred to herein as the “Agreement Termination Date”). Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any Willful and Material Breach of this Agreement occurring prior to such termination; provided, that the liability of the PSC Stockholder, Parent, Merger Sub and any of their Related Parties under this Agreement and the Merger Agreement shall not, in any event, exceed $14,808,583.00 in the aggregate, as set forth in Section 8.02(d) of the Merger Agreement; provided, further, that in no event shall the Company be entitled to both (x) an award of specific performance in accordance with Section 6(m)(iii) and (y) monetary damages as a result of a Willful and Material Breach of this Agreement, and (ii) the provisions of this Section 3, Section 4 and Section 6 of this Agreement shall survive any termination of this Agreement.

4.       No Legal Action. The PSC Stockholder shall not, and shall cause its Representatives and its Affiliates not to, bring, commence, institute, maintain, prosecute or voluntarily aid any claim, appeal, or proceeding which b) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or c) alleges that the execution and delivery of this Agreement by the PSC Stockholder (or its performance hereunder solely in the capacity as a stockholder of the Company) breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that the PSC Stockholder has (or may be alleged to have) to the Company or to the other holders of Shares; provided, however, that nothing in this Section 4 shall restrict or prohibit the PSC Stockholder, its Representatives or its Affiliates, including Parent and Merger Sub, from participating as a defendant or asserting counterclaims or defenses, in any action or proceeding brought or claims asserted against it or any of its Affiliates relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, or from enforcing its rights under this Agreement or the Merger Agreement.

5.       Notice of Certain Events. During the term of this Agreement, the PSC Stockholder shall notify the Company promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional shares of Shares by the PSC Stockholder or its Affiliates after the date hereof (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Shares by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction), all of which shall be considered PSC Shares and be subject to the terms of this Agreement as though owned by the PSC Stockholder on the date hereof.

6.       Miscellaneous.

(a)       Action in Stockholder Capacity Only. The parties acknowledge that this Agreement is entered into by the PSC Stockholder solely in its capacity as direct or indirect owner of the PSC Shares and that nothing in this Agreement shall in any way restrict or limit the ability of the PSC Stockholder or any Affiliate of the PSC Stockholder who is a director of the Company from taking any action in his capacity as a director of the Company, including the exercise of fiduciary duties to the Company and its stockholders.

(b)       Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c)       Definition of “Beneficial Ownership”. For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding.

(d)       Further Assurances. From time to time, at the request of the Company, and without further consideration, the PSC Stockholder shall promptly execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(e)       Entire Agreement; No Third Party Beneficiaries. This Agreement, the Merger Agreement, the Equity Commitment Letter and each of the documents, instruments and agreements delivered in connection with the transactions contemplated thereby constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights hereunder.

(f)       Assignment; Binding Effect. Except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6 shall be null and void.

(g)       Amendments; Waiver. This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding anything to the contrary herein, no amendment or waiver of any provision of this Agreement and no action shall be taken by or on behalf of the Company under or with respect to this Agreement without first obtaining the approval of the Company Special Committee.

(h)       Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i)       Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(j)       Descriptive Headings. Headings of sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(k)       Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company, to:

Eargo, Inc.
2665 North First Street, Suite 300
San Jose, California 95134
Attention: Chief Legal Officer
Email: Legal@eargo.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Oliver Smith, Michael Gilson
Email: oliver.smith@davispolk.com; michael.gilson@davispolk.com if to the PSC Stockholder, to:

c/o Patient Square Equity Advisors, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attention: Adam Fliss, Justin Sabet-Peyman

Email: adam@patientsquarecapital.com; jsabet-peyman@patientsquarecapital.com with a copy to (which shall not constitute notice):

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention: Jason Freedman; Walton Dumas

Email: Jason.Freedman@ropesgray.com; Walton.Dumas@ropesgray.com

and

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Tom Fraser

Email: Thomas.Fraser@ropesgray.com

or to such other address or facsimile number as the parties hereto may from time to time designate in writing.

(l)       Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m)       Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i)       This Agreement and any claim, cause of action or Action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties (a) expressly submits to the personal jurisdiction and venue of the Court of Chancery of the State of Delaware or, if such court would not have subject matter jurisdiction over any such claim, cause of action or Action, the federal courts of the United States of America located in the State of Delaware (the “Chosen Courts”), in the event any dispute between the parties (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (b) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim, and (c) agrees that it shall not bring any claim, action or proceeding against any other parties relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 6(k), such service to become effective ten (10) days after such mailing.

(ii)       EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(m).

(iii)       The parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party does not perform any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specific terms or otherwise breach or threaten to breach any such provisions. It is accordingly agreed that, at any time prior to the valid termination of this Agreement pursuant to Section 3 hereof, subject to the limitations set forth therein and in this Section 6(m)(iii), (i) the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 6(m)(i) without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity, and (ii) the parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable or not appropriate for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(n)       No Ownership Interest. All rights and ownership of and relating to the PSC Shares shall remain vested in and belong to the PSC Stockholder and its Subsidiaries and its Affiliates, and the Company will not have any authority to exercise any power or authority to direct the PSC Stockholder in the voting of any PSC Shares, except as otherwise specifically provided herein.

(o)       Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

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IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

EARGO, INC.

By:	/s/ William Brownie
Name: William Brownie
Title: Chief Operating Officer and Interim Chief Executive Officer

[Signature Page to Voting and Support Agreement]

PSC STOCKHOLDER:

PSC ECHO, LP By: PSC Echo GP, LLC, its general partner

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

[Signature Page to Voting and Support Agreement]

Exhibit A

Stockholder	PSC Shares
PSC Echo, LP	15,821,299